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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


____________________________________________
                                             :         CERTIFICATE
         In the Matter of                    :              OF
                                             :         NOTIFICATION
     DOMINION RESOURCES, INC.                :            NO. 2
       Richmond, Virginia                    :
                                             :         TRANSACTIONS
          File No. 70-9517                   :         DURING PERIOD
                                             :
(Public Utility Holding Company Act of 1935) :         April 1, 2000
                                             :            through
                                             :         June 30, 2000
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	By order dated December 15, 1999 (HCAR No. 27112) (the "Order") in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), an exempt holding company, and Consolidated Natural Gas Company ("Old CNG"), a registered holding company, to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Order authorized post-
Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24. This certificate provides financial information for the second quarter of 2000 with respect to Dominion and its wholly-owned subsidiaries, including
Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric Power Company ("Virginia Power"), and subsidiaries of DEI, DCI and Virginia Power.

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	Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I.   FINANCING BY DOMINION

	 A. Sale of Dominion Common Stock

	There were no new issues of common stock during the period.

	 B. Short Term Debt

	During the period, Dominion, Virginia Power and DCI issued and sold commercial paper.  The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on June 30, 2000 were as follows.
							Maximum          Principal Amount
						   Outstanding         as of 6/30/00
						   (thousands)          (thousands)
						   ___________        ________________

Dominion                      $4,137,878           $3,451,259
Virginia Power                   458,687              444,187
DCI		                          394,878              324,562


	In June 2000, Dominion entered into a credit facility agreement that supports the combined commercial paper programs of CNG, Virginia Power and Dominion. This new facility replaced the following facilities:


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$300 million Second Amended and Restated Short Term Credit
   Agreement of Dominion
$200 million Virgina Power Amended and Restated 364-Day Credit
   Agreement
$1 billion CNG Credit Agreement
$400 million DEI Multi-Currency Credit agreement

The new credit facility will allow aggregate borrowings by Virginia Power, Dominion and CNG up to $1.75 billion. Subject to the maximum aggregate limit of $1.75 billion, Virginia Power and CNG may borrow up to the full commitment and Dominion may borrow up to $750 million. Although CNG and Virginia Power each have access to the full $1.75 billion, they will operate within internally allocated limits of $850 million and $200 million, respectively. The transaction results in a replacement of four earlier individual credit agreements as permitted by the Order.

	C. Long-Term Debt

	On June 21, 2000 Dominion sold $700,000,000 principal amount of
2000 Series A 8-1/8%	Senior Notes Due 2010 through an underwritten
public offering. The price to the public was 99.903%, the underwriting discount was 0.65% and the proceeds to Dominion was $694,771,000 (99.253%). The underwriters were Merrill Lynch & Co., Morgan Stanley Dean Witter, ABN AMRO Incorporated, Banc One Capital Markets, Inc. and Wachovia Securities, Inc. The sale occurred pursuant to Dominion's shelf Registration Statement No. 333-93187.
The registration statement and the Rule 424(b) prospectus, filed with the Commission on June 22, 2000, are hereby incorporated by reference.


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II.  EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT SUPPORT BY
     DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR SUBSIDIARIES

	 A. Equity Investments

	There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.

	 B. Guaranties and Other Credit Support

	Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total exposure on these guaranties as of June 30, 2000 is approximately $781 million, and the subsidiaries' debt subject to such guarantees totaled $406 million.









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III. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES


	There were no Rule 52 transactions by Virginia Power and its subsidiaries during the reporting period.





SIGNATURE

	The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



			DOMINION RESOURCES, INC.

			By  N. F. Chandler
			    Its Attorney






Dated August 29, 2000